Filed by CIMA LABS INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

     This filing relates to the merger transaction between CIMA LABS INC., a Delaware corporation (“Cima”), aaiPharma Inc., a Delaware corporation ( “aaiPharma”), Scarlet Holding Corporation, a Delaware corporation (“Holding Company”), Scarlet MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“S MergerCo”), and Crimson MergerCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holding Company (“C MergerCo”), pursuant to an Agreement and Plan of Merger, dated as of August 5, 2003 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Cima on August 6, 2003.

Additional Information and Where to Find It

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and Cima are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Cima, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. In addition, investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

     These press releases contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these press releases include statements about future financial and operating results and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues; new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     On August 21, 2003, Cima issued a press release announcing that it had received an unsolicited offer from Cephalon, Inc. for an alternative transaction to Cima's merger transaction with aaiPharma. The press release is set forth below.

     Also attached below is a press release issued on August 21, 2003 by aaiPharma.

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CIMA LABS Receives Proposal from Cephalon, Inc. for Alternative Transaction
Thursday August 21, 10:28 am ET

EDEN PRAIRIE, Minn.—(BUSINESS WIRE)—Aug. 21, 2003—CIMA LABS INC. (NASDAQ NMS: CIMA — News) today announced that it has received a letter from Cephalon, Inc. (NASDAQ NMS: CEPH — News) proposing an alternative transaction to the proposed merger of CIMA with aaiPharma Inc. (NASDAQ NMS: AAII — News) announced earlier this month.

According to the letter, Cephalon’s board of directors has authorized Cephalon to propose an alternative transaction in which Cephalon would acquire all of CIMA’s outstanding shares at a price of $26 per share in cash. The letter states that, subject to the satisfactory completion of confirmatory due diligence, Cephalon would be prepared to enter into a definitive merger agreement providing for a tender offer followed by a merger.

The board of directors of CIMA will meet along with its advisors to consider this proposal. CIMA’s agreement with aaiPharma does not permit CIMA to enter into negotiations with Cephalon concerning a proposed alternative transaction unless the CIMA board of directors concludes in good faith, after receiving advice from its advisors and taking into account all legal, financial, regulatory and other aspects of Cephalon’s proposal including the likelihood of the consummation of such proposed transaction, that the proposed transaction is more favorable to the CIMA stockholders than the transaction with aaiPharma.

About CIMA LABS INC.

CIMA develops and manufactures prescription and over-the-counter products based upon its proprietary, oral disintegration drug delivery technologies, OraSolv® and DuraSolv®. Based on its technologies, an active drug ingredient, which the Company frequently taste-masks, is formulated into a new, orally disintegrating dosage form that dissolves quickly in the mouth without chewing or the need for water. CIMA’s business involves a dual operating strategy. The Company develops and manufactures orally disintegrating versions of drugs for pharmaceutical company partners for whom CIMA currently produces three branded prescription pharmaceuticals and three over-the-counter brands. CIMA also is developing proprietary products utilizing its oral disintegration technologies, as well as its new OraVescent® enhanced absorption, transmucosal drug delivery system.

Contact:

CIMA LABS INC. James Hawley, 952-947-8700 jim.hawley@cimalabs.com or Sharon Merrill Associates, Inc. Ehren Lister, 617-542-5300 elister@invetorrelations.com

News Release
2320 Scientific Park Drive Wilmington, NC 28405

Nasdaq: AAII

Contacts:
Media:	Investors:
Andrea L. Johnston	James B. Sloan, Jr.
Vice President, Corporate Communications	Senior Vice President, Corporate Finance
910-254-7340	910-254-7690

aaiPHARMA ISSUES STATEMENT IN RESPONSE TO UNSOLICITED
PROPOSAL RECEIVED BY CIMA LABS

Wilmington, N.C., August 21, 2003 – aaiPharma Inc. (NASDAQ: AAII) today confirmed that it has received notification from CIMA LABS INC. (NASDAQ: CIMA) that CIMA has received an unsolicited proposal from Cephalon Inc., concerning its potential interest in acquiring CIMA. As previously reported, under its agreement with aaiPharma, CIMA cannot enter into negotiations with a third party concerning a proposed alternative transaction unless the CIMA board of directors concludes in good faith, after receiving advice from its advisors and taking into account all legal, financial, regulatory and other aspects, including the likelihood of the consummation of such proposed transaction, that the proposed transaction is more favorable to the CIMA stockholders than the transaction with aaiPharma.

“We are confident that the definitive merger agreement entered into by aaiPharma and CIMA offers superior value to CIMA shareholders,” said Dr. Philip S. Tabbiner, President and CEO of aaiPharma. “Our transaction will be immediately and substantially accretive to CIMA shareholders. Moreover, it will be a strategic combination that creates a more powerful science-based specialty pharmaceutical company with enhanced future growth prospects and the potential to generate significant value for shareholders for both companies over the long term.”

Dr. Tabbiner added, “Our merger with CIMA will accelerate the commercialization of CIMA’s proprietary pipeline and allow our combined company to leverage CIMA’s proprietary orally disintegrating tablet technology with aaiPharma’s brands to create future products that provide significantly higher future earnings growth potential through the substantial revenue opportunities of the combined pipeline. Because the value that our proposed stock-for-stock merger offers to CIMA stockholders is greater than what Cephalon is proposing, we do not foresee making any changes to the merger agreement in response to Cephalon’s proposal.”

About aaiPharma
aaiPharma Inc. is a leading, science-based specialty pharmaceutical company with corporate headquarters in Wilmington, North Carolina. With more than 23 years of drug development expertise and a proven sales and marketing track record, the Company is focused on acquiring, improving and marketing well-known, branded medicines in pain management, gastroenterology and critical care. In addition to its branded product portfolio and robust pipeline, aaiPharma continues to offer comprehensive drug development services to the pharmaceutical, biotechnology, generic and device industries through its services division, AAI Development Services. For more information, please visit aaiPharma’s website at www.aaipharma.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future growth and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or CIMA prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of aaiPharma and the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and CIMA’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma does not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed merger transaction with CIMA, intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. and CIMA LABS INC. are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and CIMA and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and CIMA with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by CIMA on CIMA’s website at www.cimalabs.com or upon written request to CIMA at its address indicated above.

aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA’s stockholders in connection with the proposed transaction is set forth in CIMA’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these persons is contained in the Current Reports on Form 8-K filed by aaiPharma and CIMA on August 5, 2003.

Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

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